EXHIBIT 99.2
High Point Resources inc.
Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
For the six months ended June 30, 2005
(Expressed in Thousand Canadian Dollars)

Unaudited
Differences between Generally Accepted Accounting Principles in Canada and the United States of America
The Company’s interim consolidated financial statements have been prepared in Canadian Dollars and in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in some respects from those in the United States of America (“U.S. GAAP”). Any differences in accounting principles as they pertain to the consolidated financial statements as at and for the three and six months ended June 30, 2005 were insignificant except as described below:
(a)	Property and equipment

Under Canadian GAAP, the Company performs an impairment test that limits the capitalized costs of its oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecast prices plus the costs of unproved properties less impairment. The discount rate used is a free interest rate. Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities require the Company to perform an impairment test using after tax future net revenue from proved oil and natural gas reserves discounted at 10%. The prices and costs used under the U.S. GAAP ceiling test are those in effect at year-end. Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in the year and subsequent years.

There were ceiling test impairments recognized under U.S. GAAP at December 31, 2004, 2003, 2002 and 2001. At December 31, 2004 High Point realized a U.S. GAAP ceiling test write-down of $19.3 million ($12.8 million after tax); at December 31, 2003 a write-down of $8.1 million ($5.1 million after tax); at December 31, 2002 a write-down of $3.9 million ($2.4 million after tax); at December 31, 2001 a write-down of $1.5 million ($0.9 million after tax). There was no ceiling test impairment recognized under U.S. GAAP at June 30, 2005.

As a result of the 2004, 2003, 2002, and 2001 write-downs, the depletion expense for the six months ended June 30, 2005 under U.S. GAAP was reduced by $1.5 million (1.0 million after tax). As a result of the write-downs, the depletion expense for the six months ended June 30, 2004 under U.S. GAAP was reduced by $0.7 million (0.5 million after tax).

(b)	Financial instruments

Prior to the Company adopting AcG-13 in 2004 for Canadian GAAP purposes, a difference existed in that under U.S. GAAP, SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments be recorded on the consolidated balance sheet as either an asset or liability measured at fair value, and requires that changes in fair value be recognized in income unless specific hedge accounting criteria are met. Hedge accounting requires that an entity formally document, designate and assess the effectiveness of derivative instruments before it can use this accounting treatment.

At June 30, 2005 and 2004 for U.S. GAAP purposes, the Company recognized the negative fair value of outstanding financial instruments of $0.4 million ($0.3 million after tax) and the positive fair value of outstanding financial instruments of $0.3 million ($0.2 million after tax), respectively. At December 31, 2004 for U.S. GAAP purposes, the Company recognized the positive fair value of outstanding financial instruments of $1.0 million ($0.6 million after tax). This unrealized gain was reversed in the six month period ended June 30, 2005. The financial instruments were not formally documented and designated as hedging relationships for US GAAP and as such were not eligible for hedge accounting treatment.

High Point Resources inc.
Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
For the six months ended June 30, 2005
(Expressed in Thousand Canadian Dollars)

Unaudited
(c)	Stock-based compensation

Prior to 2004, the Company accounted for stock-based compensation under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation costs were reflected in the 2003 and 2002 net earnings for options granted to employees, as all options granted to employees had an exercise price equal to the market value of Company shares on the date of grant.

Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation”. Under the modified prospective method of adoption selected by the Company, compensation cost recognized in 2004 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results for prior years have not been restated.

Under Canadian GAAP, on January 1, 2004 the Company adopted similar standards as SFAS 123. On adoption in 2004, $1.0 million of accumulated stock-based compensation expense for the period from January 1, 2002 to the date of adoption was charged to accumulated earnings and an offsetting decrease entered to shareholders equity. Under U.S. GAAP there is no such charge.

(d)	Earnings

Under U.S. GAAP interest and amortization of deferred financing charges would be presented in the non-operating section of the statement of earnings.

There are no items that would be part of Comprehensive Income other than net income.

High Point Resources inc.
Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
For the six months ended June 30, 2005
(Expressed in Thousand Canadian Dollars)

Unaudited
(e)	Balance sheets

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Company:

			December 31, 2004
	June 30, 2005		CDN. GAAP	U.S. GAAP
	CDN. GAAP	U.S. GAAP	(restated)	(restated)

Assets:
Current assets	$10,017	$10,017	$10,630	$11,589
Property and equipment (a)	193,186	164,408	168,059	137,774
Goodwill	14,674	14,674	14,674	14,674

	$217,877	$189,099	$193,363	$164,037

Liabilities:
Current liabilities (b)	$91,671	$92,106	$72,634	$72,634
Future income taxes (a) (b)	34,372	24,101	30,631	20,323
Asset retirement obligations	1,809	1,809	1,793	1,793

	127,851	118,016	105,058	94,750

Shareholders’ equity:
Shareholders’ equity (c)	89,390	88,435	91,152	90,197
Contributed surplus	1,771	1,771	1,560	1,560
Accumulated earnings (deficit)	(1,136)	(19,123)	(4,407)	(22,470)

	90,026	71,083	88,305	69,287

	$217,877	$189,099	$193,363	$164,037

High Point Resources inc.
Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
For the six months ended June 30, 2005
(Expressed in Thousand Canadian Dollars)

Unaudited
(f)	Income statements:

The adjustments using U.S. GAAP would result in the following changes to the consolidated statements of earnings of the Company:

Six months ended	June 30, 2005	June 30, 2004

Net earnings under Canadian GAAP	$3,271	$1,023
Adjustments:
Depletion expense (a)	1,508	710
Related income taxes	(507)	(239)
Unrealized loss on financial instruments (b)	(1,394)	286
Related income taxes	469	(96)

Net earnings before undernoted items under U.S. GAAP	3,347	1,684
Retroactive application of change in accounting policy (note 5)	—	955

Net earnings under U.S. GAAP	$3,347	$2,639
Net earnings per share before under noted items under US GAAP:
Basic	$0.04	$0.02

Diluted	$0.04	$0.02

Net earnings per share relating to change in accounting principle:
Basic	—	$0.01

Diluted	—	$0.01

Net earning per share under U.S. GAAP
Basic	$0.04	$0.03

Diluted	$0.04	$0.03

High Point Resources inc.
Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
For the six months ended June 30, 2005
(Expressed in Thousand Canadian Dollars)

Unaudited
(g)	Additional disclosure under U.S. GAAP

	June 30, 2005	June 30, 2004
Components of accounts receivable	$	$
Trade	4,547	3,343
Accruals	4,745	5,020
Allowance for doubtful accounts	—	—

	9,292	8,363

	June 30, 2005	June 30, 2004
Components of prepaid expense	$	$
Prepaid expenses	552	1,121
Funds on deposit	173	121

	725	1,242

	June 30, 2005	June 30, 2004
Components of accounts payable	$	$
Accounts payable	14,433	15,555
Accrued liabilities	4,063	5,103

	18,496	20,658

(h)	Cash flows

Under Canadian GAAP, reporting entities are permitted to present a sub-total prior to changes in non-cash working capital within operating activities. This information is perceived to be useful information for various users of the financial statements and is commonly presented by Canadian public companies. Under U.S. GAAP, this sub-total is not permitted to be shown and would be removed in the statements of cash flows for all periods presented.